Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of The Zweig Total Return Fund, Inc. was held on June 10, 2016. The meeting was held for purposes of electing two (2) nominees to the Board of Directors for a three-year term, or until a successor has been duly elected and qualified.

   The results were as follows:

Election Directors

                         Votes For     Votes Withheld
George R. Aylward        20,352,865     6,687,144
William H. Wright II     20,322,130     6,717,879

      Based on the foregoing, George R. Aylward and William H.
Wright II were re-elected to the Board of Directors. The Fund's other Directors who continue in office are James B. Rogers, Christopher Ruddy, R. Keith Walton and Brian T. Zino.